Putnam Investments
One Post Office Square
Boston, MA 02109
March 19, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Jaea Hahn

Re:	Comments on Post-Effective Amendment No. 38 to the Registration Statement on Form
N-1A (File No. 811-06128) (the “Registration Statement”) of Putnam Sustainable
Leaders Fund (formerly Putnam Multi-Cap Growth Fund) (the “Registrant” or the
“Fund”) filed with the Securities and Exchange Commission (the “Commission”) on
January 18, 2018 (the “485(a) Amendment”)

Dear Ms. Hahn:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Fund, and to James Forbes of Ropes & Gray LLP, counsel to the Fund, on behalf of the Staff of the Commission (the “Commission Staff”) on March 7, 2018 regarding the 485(a) Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the Registrant’s responses. These responses will be reflected in Post-Effective Amendment No. 40 to the Registration Statement (the “485(b) Amendment”), filed with the Commission on or around the date hereof. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the 485(a) Amendment, as indicated.

General Comments

1. Comment: The Registration Statement must be finalized with all brackets removed and all material information provided.

Response: The Registrant confirms that it will revise the Registration Statement to remove all brackets and provide all material information.

Prospectus

Fund summary

2. Comment: Please confirm supplementally whether the Fund’s name and investment objective may be changed without shareholder approval.

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Response: The Registrant confirms that the Fund may change its name and investment objective (or goal) without shareholder approval. As required by Item 9(a) of Form N-1A, the Fund discloses that its goal may be changed without shareholder approval by the Fund’s Trustees under the heading “Changes in policies” in the section “What are the fund’s main investment strategies and related risks?”

3. Comment: Please review the “Shareholder fees” and “Annual fund operating expenses” tables and confirm whether they conform to the requirements of Item 3 of Form N-1A.

Response: The Registrant has reviewed the “Shareholder fees” and “Annual fund operating expenses” tables and confirms that they conform to the requirements of Item 3 of Form N-1A.

4. Comment: The footnotes to the “Shareholder fees” table state that the contingent deferred sales charge (“CDSC”) applicable to Class B shares is phased out over six years and that the CDSC applicable to Class C shares is eliminated after one year. Please consider providing additional information in the footnotes regarding the applicability of the CDSC charged to Class B and Class C shares over time or adding a cross-reference to the section of the prospectus in which such information appears.

Response: The Registrant believes that the footnotes to the Fund’s “Shareholder fees” table regarding the applicability of the CDSC to Class B and Class C shares over time are consistent with the requirements of Item 3 of Form N-1A. The Registrant notes that, pursuant to Instruction 2(a)(i) to Item 3 of Form N-1A, the Fund may (but is not required to) include in a footnote to the table a tabular presentation showing the amount of CDSC over time or a narrative explanation of the CDSC. The Registrant notes that, consistent with the requirements of Item 12(a)(2) of Form N-1A, further information regarding the applicability of the CDSC charged to Class B and Class C shares over time is provided under the heading “Deferred sales charges for class B, class C and certain class A shares” in the section “How do I sell or exchange fund shares?” Consistent with the Commission Staff’s recommendation in IM Guidance Update No. 2014-08, the Registrant respectfully declines to add a cross-reference to that section in the footnotes to the “Shareholder fees” table in order to avoid unnecessary complexity in the summary section of the prospectus.

5. Comment: Please confirm supplementally whether the Fund’s portfolio turnover rate reported under the heading “Portfolio turnover” was calculated before or after the contemplated changes to the Fund’s name, investment objective and principle investment strategies (the “Repositioning”).

Response: The Registrant confirms that the Fund’s portfolio turnover rate was calculated before the Repositioning, which had not occurred as of the end of the Fund’s most recent fiscal year (the period during which the Fund’s portfolio turnover rate was reported).

6. Comment: Please confirm supplementally whether there is expected to be portfolio turnover in connection with the Repositioning. To the extent such portfolio turnover is expected to be significant, please consider disclosing this expectation in the Fund’s prospectus either under

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the heading “Portfolio Turnover” or in the section “What are the fund’s main investment strategies and related risks?” under the heading “Portfolio holdings.”

Response: The Registrant confirms that there is expected to be portfolio turnover in connection with the Repositioning. The Registrant respectfully notes that it previously disclosed in a supplement to the Fund’s prospectus dated January 17, 2018 that the Repositioning will result in certain brokerage and other transaction costs, which are expected to be incurred largely in March 2018. The Registrant confirms that it will add comparable disclosure to the prospectus under the heading “Portfolio turnover” in the 485(b) Amendment. In addition, if the Fund’s portfolio turnover is materially different for this fiscal year than for the two most recently completed fiscal years, the Registrant will include explanatory disclosure in the Fund’s annual registration statement update.

7. Comment: The discussion of the risks of investing in the Fund under the heading “Risks” describes the heightened risks of investments in “small and midsize companies.” The Fund’s investments in small and midsize companies are further discussed under the heading “Small and midsize companies” in the section “What are the fund’s main investment strategies and related risks?” Please consider disclosing how the Fund determines whether a particular company is small or midsize.

Response: As of January 1, 2018, the Registrant generally considers midsize companies to be those with market capitalizations between $4.7 billion and $22 billion and small companies to be those with market capitalizations under $4.7. These ranges change over time as a result of movement in the financial markets. Because of the fluidity of market capitalization ranges, and because the Fund may invest in companies of any size, as described in the Prospectus, the Registrant respectfully declines to add small and mid-size capitalization ranges to the Prospectus.

8. Comment: The Commission Staff views “sustainable” as an investment type, subject to Rule 35d-1 (“Rule 35d-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Accordingly, the Commission Staff believes that, pursuant to Rule 35d-1, the use of “Sustainable” in the Fund’s name requires the Fund to have a policy to invest, under normal circumstances, at least 80% of its net assets in “sustainable” investments. Please revise the disclosure under the heading “Investments” to include such a Rule 35d-1 policy, including the objective criteria the Fund will use when determining whether an investment will be counted for purposes of the policy. Please note that the Commission Staff does not view the judgment of the Fund’s investment adviser alone as sufficient for these purposes.

Response: The Registrant believes that the term “sustainable” as used in the Fund’s name suggests an investment strategy rather than a type of security and, therefore, the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “sustainable.” The Registrant believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity

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income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” Likewise, it is the Registrant’s view that the term “sustainable” suggests an investment strategy. Accordingly, the Registrant respectfully declines the Commission Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “sustainable.”

While the Fund will not adopt a Rule 35d-1 policy with respect to the term “sustainable,” the Registrant is cognizant that pursuant to Section 35(d) of the 1940 Act the Fund’s name may not be materially deceptive or misleading and plans to implement the Fund’s investment strategy accordingly.

9. Comment: Please consider adding a heading for each risk factor discussed under the heading “Risks.”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the Fund’s narrative risk disclosure provided under the heading “Risks” is appropriate in light of the requirements of Item 4(b)(1) of Form N-1A.

10. Comment: The description under the heading “Risks” notes that, from time to time, the Fund may invest a significant portion of its assets in companies in one or more related industries or sectors. To the extent the Fund will concentrate its investments in any one industry, please consider disclosing this fact in the description of the Fund’s principal investment strategies.

Response: The Registrant confirms that its policy with respect to concentration of investments, as stated in the Fund’s Statement of Additional Information (“SAI”), provides that the Fund will not purchase securities (other than securities of the U.S. government, its agencies or instrumentalities) if, as a result of such purchase, more than 25% of the Fund’s total assets would be invested in any one industry.

11. Comment: Under the heading “Portfolio managers,” please consider disclosing the month (in addition to the year) that each of the Fund’s portfolio managers assumed responsibility for the Fund’s investment. Please also consider making this change with respect to the disclosure under the heading “Portfolio managers” in the section “Who oversees and manages the fund?”

Response: The Registrant respectfully declines to make this change. The Registrant believes that the current disclosure, which provides the year that each portfolio manager assumed responsibility for the Fund’s investments, appropriately indicates the portfolio manager’s length of service as required by Item 5(b) of Form N-1A.

12. Comment: To the extent that Putnam Investments Limited (“PIL”) will provide subadvisory services to the Fund following the Repositioning, please disclose this under the heading “Sub-advisor.”

Response: The Registrant confirms that PIL is not expected to provide subadvisory services to the Fund following the Repositioning. The Registrant believes that, in light of this expectation, the existing disclosure under the heading “Sub-advisor” (which states that,

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though the investment advisor has retained the services of PIL, PIL does not currently manage any assets of the Fund) remains appropriate.

13. Comment: Under the heading “Purchase and sale of fund shares,” please explain what is meant by the phrase “some restrictions may apply” by providing a summary of these restrictions or add a cross-reference to another section of the Registration Statement where such information is provided.

Response: The Registrant notes that the phrase “some restrictions may apply” is intended to inform shareholders and potential shareholders that some restrictions may apply to the ability to buy and sell shares. The Registrant believes that the existing disclosure under the heading “Purchase and sale of fund shares” is appropriate in light of the requirements of Item 6 of Form N-1A and does not believe a summary of these restrictions is required to be included in this section. The Registrant notes, however, that these restrictions are discussed in detail in the sections “How do I buy fund shares?” and “How do I sell or exchange fund shares?” in the prospectus and in the sections “How to buy shares” and “Redemptions” in the SAI. Consistent with the Commission Staff’s recommendation in IM Guidance Update No. 2014-08, the Registrant respectfully declines to add a cross-reference to those sections under “Purchase and sale of fund shares” in order to avoid unnecessary complexity in the summary section of the prospectus.

What are the fund’s main investment strategies and related risks?

14. Comment: Please review the risk disclosure and confirm that the discussion is appropriately tailored to the risks associated with the types of investments the Fund intends to make as part of its principal investment strategies. The Commission Staff notes that, although foreign investments and derivatives are discussed in this section under the headings “Foreign investments” and “Derivatives,” respectively, they are not referenced in the discussion of the Fund’s principal investment strategies and related risks under the headings “Investments” or “Risks” in the Fund summary section.

Response: The Registrant has reviewed the risk disclosure in the section “What are the fund’s main investment strategies and related risks?” The Registrant believes that the disclosure, as revised in the 485(b) Amendment, is appropriately tailored to the risks associated with the types of investments the Fund intends to make as part of its principal investment strategies, including with respect to disclosure regarding the risks of the Fund’s foreign investments. The Registrant confirms that, because the Fund does not intend to use derivatives as a principal investment strategy, disclosure regarding the risks of derivative investments has been removed from this section.

15. Comment: Under the heading “Derivatives,” the Fund discloses that it may use derivatives both for hedging and non-hedging purposes, including as a substitute for a direct investment in the securities of one or more issuers. To the extent that the Fund adopts a Rule 35d-1 policy in connection with the Commission Staff’s comment above, please clarify how investments in derivatives will be counted for purposes of determining the Fund’s compliance with that policy.

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Response: For the reasons stated above, the Registrant respectfully declines the Commission Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “sustainable.” The Registrant notes, therefore, that the Fund has no Rule 35d-1 policy with respect to which the treatment of investments in derivatives must be clarified

16. Comment: Please review the derivative risks disclosure under the heading “Derivatives” and confirm that the discussion is appropriately tailored to the risks associated with the types of derivatives the Fund intends to use as part of its principal investment strategies.

Response: The Registrant confirms that, because the Fund does not intend to use derivatives as a principal investment strategy, disclosure regarding the risks of derivative investments has been removed from this section.

17. Comment: To the extent that foreign investments and derivatives are determined not to be principal investment strategies of the Fund pursuant to the Commission Staff’s comments above, please consider whether it is appropriate to reference foreign investments and derivatives under “Other investments” as types of investments the Fund may make in addition to its principal investment strategies.

Response: The Registrant confirms that the Fund intends to make foreign investments as part of its principal investment strategies. As such, foreign investments are referenced in the discussion of the Fund’s principal investment strategies and related risks elsewhere in the prospectus. Accordingly, the Registrant believes that it would not be appropriate to reference foreign investments under the heading “Other investments.”

The Registrant confirms that the Fund does not intend to use derivatives as a principal investment strategy. Accordingly, the Registrant has added disclosure under the heading “Other investments” to clarify that the Fund may invest in derivatives in addition to its principal investment strategies.

18. Comment: Under the heading “Changes in policies,” it is stated that the Trustees may change the fund’s goal, investment strategies and other policies set forth in the prospectus without shareholder approval, except as otherwise provided. Please consider explicitly stating where such exceptions are discussed.

Response: The Registrant confirms that any exceptions to the Trustees’ ability to change the fund’s goal, investment strategies and other policies without shareholder approval would be disclosed in the Fund’s prospectus and/or SAI. For example, the section “INVESTMENT RESTRICTIONS” in the Fund’s SAI clarifies that shareholder approval is required to change the Fund’s fundamental investment restrictions. Accordingly, the Registrant has revised the disclosure under the heading “Changes in policies” to clarify that the Trustees may change the fund’s goal, investment strategies and other policies set forth in the prospectus without shareholder approval, “except as otherwise provided in the prospectus or SAI.”

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I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-0044. Thank you for your assistance.

Very truly yours,

/s/ Caitlin Robinson

Caitlin Robinson
Associate General Counsel
Putnam Investments

cc:	James E. Thomas, Esq. , Ropes & Gray LLP
James M. Forbes, Esq. , Ropes & Gray LLP

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